Exhibit 5.1

Steven J. Helmers	PO Box 1400
Sr. Vice President — General Counsel	Rapid City, SD 57709-1400
Steve.Helmers@blackhillscorp.com	P: 605.721.2303
F: 605.721.2597

March 18, 2016

Black Hills Corporation

625 Ninth Street

Rapid City, South Dakota 57701

Gentlemen:

I am Senior Vice President, General Counsel and Chief Compliance Officer of Black Hills Corporation, a South Dakota corporation (the “Company”), and I have acted as counsel for the Company in connection with (i) the preparation of a Registration Statement on Form S-3 (File No. 333-197895) (as amended, the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”) and (ii) the Prospectus Supplement dated March 18, 2016 to the Prospectus dated November 16, 2015 relating to the offer and sale from time to time by the Company under the Registration Statement of up to shares (the “Common Shares”) of Common Stock of the Company, par value $1.00 per share (the “Common Stock”) having an aggregate gross sales price of up to $200,000,000.

The Common Shares are to be issued under the Articles of Incorporation, as amended, of the Company (the “Articles of Incorporation”) and distributed pursuant to the Equity Distribution Sales Agreement dated March 18, 2016 (the “Sales Agreement”) by and among the Company and the financial institutions named therein as “Agents.”

I have examined or am otherwise familiar with the Registration Statement, the Sales Agreement, the Articles of Incorporation and the Amended and Restated Bylaws of the Company and such other documents, records and instruments as I have deemed necessary or appropriate for the purposes of the opinions set forth herein.

Based upon and subject to the foregoing and the qualifications set forth in Annex I attached hereto, I am of the opinion that the Common Shares have been duly authorized and, when delivered to and paid for pursuant to the Sales Agreement, will be duly and validly issued, fully paid, and nonassessable.

My opinions set forth herein are limited to the laws of the State of South Dakota (the “Covered Laws”), and I express no opinion as to the effect of any other laws. In rendering opinions as to the Covered Laws, I have only considered the applicability of statutes, rules, regulations and judicial decisions that a lawyer practicing in such jurisdiction (the “Opining Jurisdictions”) exercising customary professional diligence would reasonably recognize as being directly applicable to the Company or the transactions contemplated by the Sales Agreement.

I hereby consent to the filing of this opinion as Exhibit 5.1 to the Current Report and thereby incorporated by reference into the Registration Statement without implying or admitting that I am an “expert” within the meaning of the Act, or other rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this exhibit.

Very truly yours,

/s/ Steven J. Helmers
Steven J. Helmers, Senior Vice President,
General Counsel and Chief Compliance Officer

Annex I

In rendering the accompanying opinion letter, I wish to advise you of the following additional qualifications to which such opinion letter is subject:

(a)           I have relied upon representations made by the Company in the Sales Agreement, the assumptions set forth below as to the matters referred therein, and upon certificates of, and information provided by, officers and employees of the Company reasonably believed by me to be appropriate sources of information, as to the accuracy of such factual matters, in each case without independent verification thereof or other investigation.

(c)           I have relied, without investigation, upon the following assumptions:  (i) natural persons who are involved on behalf of the Company have sufficient legal capacity to enter into and perform, on behalf of the Company, the transaction in question and to carry out their role in the transaction; (ii) the Sales Agreement has been, and any instruments related to delivery of the Common Shares will be, be duly authorized, executed and delivered by each party thereto (other than the Company); (iii) all statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the Covered Laws, are publicly available to lawyers practicing in the Opining Jurisdictions; (iv) all relevant statutes, rules, regulations or agency actions are constitutional and valid unless a reported decision in the Opining Jurisdictions has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity; (v) the Company will not in the future take any discretionary action (including a decision not to act) permitted under the Sales Agreement that would result in a violation of law or constitute a breach or default under any other agreement, order or regulation; (vi) the Company will obtain all permits and governmental approvals required in the future, and take all future actions similarly required, relevant to the performance of the Sales Agreement; (vii) all parties to the transaction will act in accordance with, and will refrain from taking any action that is forbidden by, the terms and conditions of the Sales Agreement and (viii) the officers of the Company will cause the offering of the Common Shares to be conducted in accordance with the limitations imposed from time to time by or pursuant to the resolutions of the Company’s board of directors (or relevant committee thereof).

(c)           The opinions herein expressed are limited to the specific issues addressed and to facts and laws existing on the date hereof.  In rendering these opinions, I do not undertake to advise you with respect to any other matter or of any change in such facts and laws or in the interpretation thereof which may occur after the date hereof.

Annex I-1